SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTHERN HEMISPHERE'S LARGEST WIRELESS GROUP ANNOUNCES FOURTH QUARTER 2003 CONSOLIDATED EARNINGS OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
INVESTOR RELATIONS OFFICER:	Luis André Carpintero Blanco

Brasília – Brazil , 16 February 2004 – Tele Centro Oeste Celular Participações S.A. (“TCO”), (BOVESPA: TCOC3 (ON)/TCOC4 (PN); NYSE: TRO), discloses its consolidated results for the fourth quarter 2003 (4Q03). The closing rates for February 13, 2004 were: TCOC3: R$ 8.05 / 1,000 shares TCOC4: R$ 10.30 / 1,000 shares and TRO: US$ 10.55 / ADR (1 ADR = 3,000 PN shares). TCO is the holding company for six wireless telecommunication service providers: Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Norte Brasil Telecom S.A.; is a company delivering solutions for the data services market using IP ( Internet Protocol ), TCO IP. TCO is active in the Federal District and 11 states of Brazil: Acre, Amazonas, Amapá, Goiás, Maranhão, ato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins, covering an authorized area of 5.8 million sq km with 31.8 million inhabitants, which is approximately 18% of the total population of Brazil.

Except where otherwise stated, the financial and operating information here is presented on a consolidated basis in accordance with Brazilian laws and accounting standards. For comparative purposes, we shall continue to refer to Regions I (“B” frequency sub-band) and II (“A” frequency sub-band) of the Authorization Term for Personal Wirleess Service (PWS), as 8 Area 7 Area respectively.

HIGHLIGHTS

Tele Centro Oeste Celular
R$ million	4Q03	3Q03	Δ %	4Q02	Δ %	2003	2002	Δ %
Net Operating revenue	552.5	504.6	9.5%	447.4	23.5%	1,958.9	1,572.1	24.6%
Net Operating revenue from Services	435.0	425.6	2.2%	373.3	16.5%	1,657.4	1,353.9	22.4%
Net Operating revenue from Goods	117.5	79.0	48.7%	74.1	58.6%	301.5	218.2	38.2%
Total Operating Costs	(381.3)	(293.8)	29.8%	(309.3)	23.3%	(1,216.5)	(955.1)	27.4%
EBITDA	171.2	210.8	-18.8%	138.1	24.0%	742.4	617.0	20.3%
EBITDA margin (%)	31.0%	41.8%	-10.8 p.p.	30.9%	0.1 p.p.	37.9%	39.2%	-1.3 p.p.
Depreciation and Amortization	(43.5)	(54.6)	-20.3%	(43.9)	-0.9%	(194.8)	(158.4)	23.0%
EBIT	127.7	156.2	-18.2%	94.2	35.6%	547.6	458.6	19.4%
Net Profit	137.1	114.2	20.1%	99.0	38.5%	463.4	329.2	40.8%
Profit per share (R$ per thousand shares)	0.36	0.30	20.1%	0.26	38.5%	1.22	0.87	40.8%
Profit per ADR (R$)	1.08	0.90	20.1%	0.78	38.5%	3.67	2.60	40.8%
Number of shares (billion)	379.2	379.2	0.0%	379.2	0.0%	379.2	379.2	0.0%

Investments (accumulated)	207.6	116.9	n.a.	170.6	21.7%	207.6	170.6	21.7%
Investment as % of revenues	16.4%	8.3%	8.1 p.p.	12.8%	3.6%	10.6%	10.9%	-0.3%
Operating Cash Flow (accumulated)	80.5	163.8	-50.9%	80.7	-0.2%	534.8	446.4	19.8%

Clients (thousands)	4,112	3,593	14.4%	3,067	34.1%	4,112	3,067	34.1%
Net additions	519	263	97.3%	215	141.4%	1.046	655	59.7%

Total figures are subject to discrepancies resulting from rounding up / down.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Basis for reporting results in the quarter
  The criteria for calculating the main business efficiency indicators were matched with other “Vivo” companies, leading to an adjustment to 4Q02 data too for comparative purposes:
    Churn: started to be calculated using the following formula (Churn = cancellations / average no. of clients for the period). Previously, the formula used was: (Churn = cancellations / (average no. of clients at the start of the period + gross additions for the period));
    ARPU: adjusted due to reclassification of the Fust/Funttel deduction from revenue for operational expenses;
    SAC: started to be included in the calculation 70% of advertising expenses (previously 100%) and no longer included the amount of the Fistel tax (previously included).
  Due to reclassification of the Fust/Funttel deduction from revenue to operational expense, past data for Net Operating Income, Operating Income and EBITDA Margin were adjusted to facilitate comparison. Employee profit sharing started to be classified as an operational expense and so amounts pertaining to 2002 were altered for comparative purposes.
  On July 6th, 2003, Personal Wireless Service (PWS) carriers had to introduce the Carrier Selection Parameter (CSP) facility for long distance calls. TCO carriers no longer received VC2 and VC3 revenues and began to receive interconnection revenues for use of their networks by these connections.
  Moreover, in compliance with Anatel regulations, Bill & Keep rules were used for interconnection charges as of July 2003. Therefore remuneration for use of networks between SMP (wireless service) carriers will only apply if traffic between them exceeds 55%, which will impact income and interconnection cost without, however, significantly affecting EBITDA .

VIVO

TCO is one of the companies that together with Telesp Celular Participações S.A., Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A., comprises the assets of the Joint Venture between Telefónica Móviles and Portugal Telecom. On April 13, 2003, the “VIVO” brand was launched to create one single image for the Group's operations, thus evincing its coverage and capillarity in the country and its business strategy. The brand is now Top of Mind in the Brazilian market.

Acquisition of TCO by TCP

After the acquisition of shareholder control by TCP and the tender offer of TCO's remaining common shares, TCP has held 86.6% of voting capital, representing 28.9% of the Company's total capital, whose holdings excluding treasury shares was 90.7% of voting capital, representing 29.3% of total capital.

Although still taking the view that the merger of TCO into TCP shares and the conditions involved, were in accordance with legality and the best option for the companies and their shareholders, TCP and TCO, on January 12, 2004, concluded that due to statements made by the Brazilian Securities and Exchange Commission (local acronym CVM), the most appropriate and opportune decision, in view of the situation created, would be to cancel the merger.

HIGHLIGHTS 4Q03

•  4.112 million clients, an increase of 14.4% and 34.1% compared to 3Q03 and 4Q02, respectively.

•  Intensive sales activity led to 519,000 new additions in 4Q03.

•  TCO's post-paid clients base grew 10.5% in relation to 2002 and its pre-paid clients base increased 43.4%.

•  In 4Q03, 23.6% of the Company's total clients base were potential users of WAP and 1xRTT services.

•  Net operating revenue was R$ 1,958.9 million which was 24.6% up on 2002.

•  22.4% growth in net operating revenue from services in 2003 compared to 2002.

•  20.3% increase in EBITDA and 37.9% in EBITDA margin in 2003.

•  Net Revenue was R$ 463.4 million in 2003, 40.8% higher than in 2002.

•  Operating cash flow was R$ 534.8 million in 2003, which is 19.8% higher than in 2002, showing that the company has enough cash flow generation to maintain its investments.

CONSOLIDATED OPERATING PERFORMANCE OF TCO

TCO Consolidated
	4Q03	3Q03	Δ %	4Q02	Δ %
Total clients (thousands)	4,112	3,593	14.4%	3,067	34.1%
Pos-paid	950	916	3.7%	860	10.5%
Pre-paid	3,163	2,677	18.2%	2,206	43.4%
Analog	34	40	-15.0%	58	-41.4%
Digital	4,078	3,553	14.8%	3,009	35.5%
Net additions (thousands)	519	263	97.3%	215	141.4%
Pos-paid	34	24	41.7%	70	-51.4%
Pre-paid	485	239	102.9%	145	234.5%
Market share of net additions (%)	49.7%	47.6%	2.1 p.p.	40.3%	9.4 p.p.
SAC (R$)	76	70	8.6%	189	-59.8%
Churn in the quarter(%)	7.3%	6.9%	0.4p.p.	6.1%	1.2p.p.
ARPU (R$/month)	38.4	41.0	-6.3%	42.6	-9.9%
Pos-paid	85.0	87.3	-2.6%	89.6	-5.1%
Pre-paid	23.2	24.7	-6.1%	24.5	-5.3%
Total MOU (minutes)	100.7	101.6	-0.9%	111.7	-9.8%
Pos-paid	207.3	189.4	9.5%	216.0	-4.0%
Pre-paid	63.2	69.8	-9.5%	70.3	-10.1%
Employees	1,510	1,594	-5.3%	1,575	-4.1%
Client/Employee	2,723	2,254	20.8%	1,947	39.9%

TCO - Consolidated Operating Highlights

•  In 4Q03, TCO took a 49.7% share of net additions in the states it covered. Source: ANATEL

•  TCO's clients base increased 34.1% in the year. Net additions were 141.4% higher than in 4Q02 and accounted for 49.6% of the net additions for the year.

•  In 7 area , TCO held on to its lead with a market share of 67.5%, the highest share among Brazilian wireless carriers, while in 8 area, our NBT carrier (B-band) estimated its market share at 32.7%.

•  The substantial number of gross additions, many of whom will only start to generate revenue in 2004, impacted blended ARPU (Average revenue per user), which fell by 6.3% in relation to 3Q03.

•  TCO's SAC fell 59.8% in relation to 4Q02 mainly due to supplier discounts.

•  As a result of the company's managerial efficiency, productivity gains in 4Q03 were 20.8% and 39.9% in relation to 3Q03 and 4Q02 respectively.

7 AREA OPERATING PERFORMANCE

Operating Data– TCO – 7 Area
	4Q03	3Q03	Δ %	4Q02	Δ %
Total clients (thousands)	3,311	2,902	14.1%	2,469	34.1%
Pos-paid	800	771	3.8%	712	12.4%
Pre-paid	2,511	2,131	17.8%	1,757	42.9%
Analog	35	39	-10.3%	58	-39.7%
Digital	3,276	2,863	14.4%	2,411	35.9%
Estimated market share (%)	67.5%	68.5%	-1.0%	73.0%	-5.5%
Net additions (thousands)	408	214	90.7%	167	144.3%
Pos-paid	30	24	25.0%	59	-49.2%
Pre-paid	379	190	99.5%	108	250.9%
Market share of net additions (%)	60.2%	55.9%	4.3 p.p.	50.4%	9.8 p.p.
Market Penetration (%)	31.4%	27.3%	4.1 p.p.	22.0%	9.4 p.p.
SAC (R$)	71	70	1.4%	189	-62.4%
Churn in the quarter(%)	6.5%	6.1%	0.4%	6.0%	0.5%
ARPU (R$/month)	39.2	41.5	-5.5%	42.6	-8.0%
Pos-paid	84.4	85.8	-1.6%	89.6	-5.8%
Pre-paid	23.6	25.1	-6.0%	24.5	-3.7%
Total MOU (minutes)	103.4	103.8	-0.4%	111.7	-7.4%
Pos-paid	208.6	188.6	10.6%	216.0	-3.4%
Pre-paid	64.2	71.3	-10.0%	70.3	-8.7%
Employees	1,135	1,216	-6.7%	1,286	-11.7%
Client/Employee	2,917	2,387	22.2%	1,920	51.9%

Operating Highlights for 7 Area

•  In 4Q03, TCO's 7 Area accounted for a 60.2 % share of net additions in the states in which it operates. Three wireless operators operate in the same states as TCO. Source: ANATEL

•  Growth in the clients base in the area in 4Q03, was 14.1% in relation to 3Q03 and 34.1% compared to 4Q02, ending the year with 3.311 million clients.

•  7 Area's post-paid clients base grew 12.4% compared with 2002 due to a focus on the corporate market and post-paid clients.

•  TCO's 7 Area acquired 408,000 net additions in 4Q03.

•  TCO's 7 Area maintained its leadership with a market share of 67.5%.

•  The substantial number of gross additions, many of whom will only start to generate revenue in 2004, impacted 7 Area's blended ARPU, which fell by 5.5% in relation to 3Q03.

•  7 Area's SAC was practically unchanged in relation to 3Q03 and despite intensive sales activity in the period fell 62.4% in relation to 4Q02 mainly due to supplier discounts.

•  Due to the company's managerial efficiency, productivity gains in 4Q03 were 22.2% and 51.9% in relation to 3Q03 and 4Q02 respectively.

8 AREA OPERATING PERFORMANCE

Operational Data– TCO – 8 Area
	4Q03	3Q03	Δ %	4Q02	Δ %
Total clients (thousands)	802	691	16.1%	598	34.1%
Pos-paid	149	145	2.8%	148	0.7%
Pre-paid	652	546	19.4%	449	45.2%
Estimated market share (%)	32.7%	33.0%	-0.3 p.p.	35.0%	-2.3 p.p.
Net additions (thousands)	111	49	126.5%	48	131.3%
Pos-paid	5	0	n.a.	11	-54.5%
Pre-paid	106	49	116.3%	36	194.4%
Market share of net additions (%)	30.3%	28.8%	1.5 p.p.	23.8%	6.5 p.p.
Market Penetration (%)	15.0%	12.8%	2.2 p.p.	10.5%	4.5 p.p.
SAC (R$)	68	85	-20.0%	189	-64.0%
Churn in the quarter(%)	10.9%	7.9%	3.0 p.p.	6.5%	4.4 p.p.
ARPU (R$/month)	35.0	38.7	-9.6%	42.6	-17.8%
Pos-paid	88.7	95.3	-6.9%	89.6	-1.0%
Pre-paid	21.5	23.1	-6.9%	24.5	-12.2%
Total MOU (minutes)	88.5	95.8	-7.6%	111.7	-20.8%
Pos-paid	200.3	199.8	0.3%	216.0	-7.3%
Pre-paid	59.3	66.5	-10.8%	70.3	-15.6%
Employees	375	378	-0.8%	289	29.8%
Client/Employee	2,139	1,828	17.0%	2,069	3.4%

Operating Highlights for 8 Area

•  In 4Q03, TCO's 8 Area accounted for a 30.3 % share of net additions in the states in which it operates. Four wireless operators operate in the same states as TCO. Source: ANATEL

•  In 4Q03 8 Area's clients base grew 16.1% compared with 3Q03 and 34.1% compared with 4Q02, to end the year with 802,000 clients.

•  8 Area's post-paid clients base grew 2.8% compared with 3Q03 due to a focus on the corporate market and post-paid clients.

•  TCO's 8 Area reported 111,000 net additions in 4Q03;

•  TCO's 8 Area obtained a market share of 32.7% with four competitors in its market.

•  The substantial number of gross additions, many of whom will only start to generate revenue in 2004, impacted 8 Area's blended ARPU, which fell by 9.6% in relation to 3Q03.

•  The 8 Area's SAC was reduced by 20.0% in relation to 3Q03 due to supplier discounts.

•  Due to the company's managerial efficiency, productivity gains of 17.0% and 3.4% in relation to 3Q03 and 4Q02 respectively.

Technological Innovation

•  TCO is currently using TDMA and CDMA 1xRTT digital technologies superimposed on the current TDMA network.

•  As of October 29th, 2003, TCO started high-speed Wireless Internet over its CDMA 1xRTT network and by the end of 2003 was already covering the cities of Brasília, Goiânia and 15 other municipalities in the state of Goiás.

•  There has been more usage of WAP and 1xRTT to advertise new services and applications such as chats, and broadcast in the use of applications and news. In 4Q03, 23.6% of the total clients base were potential users of WAP and 1xRTT services.

FINANCIAL PERFORMANCE

Operating Revenue
R$ million	4Q03	3Q03	Δ %	4Q02	Δ %	2003	2002	Δ %
Subscription and usage	343.7	318.1	8.0%	297.0	15.7%	1,286.7	1,040.2	23.7%
Network usage charges	197.8	206.5	-4.2%	172.6	14.6%	776.8	649.3	19.6%
Other services charges	16.2	12.7	27.6%	5.2	211.5%	40.3	15.9	153.5%
Revenues from telecommunications services	557.7	537.3	3.8%	474.8	17.5%	2,103.8	1,705.4	23.4%
Sales of goods (handsets and accessories)	149.9	99.9	50.1%	95.0	57.8%	383.5	276.9	38.5%
Total gross operating revenue	707.6	637.2	11.0%	569.8	24.2%	2,487.3	1,982.3	25.5%
Total deductions from gross operating revenue	(155.1)	(132.6)	17.0%	(122.4)	26.7%	(528.4)	(410.2)	28.8%
Net operating revenue	552.5	504.6	9.5%	447.4	23.5%	1,958.9	1,572.1	24.6%
Net operating revenue from services	435.0	425.6	2.2%	373.3	16.5%	1,657.4	1,353.9	22.4%
Net operating revenue from sales of goods	117.5	79.0	48.7%	74.1	58.6%	301.5	218.2	38.2%

Net Operating Revenue from Services	TCO's net operating revenue from services reached R$ 1,657.4 million in 2003, which was 22.4% higher than in 2002. The company's net operating revenue from services in 4Q03 grew 2.2% in relation to 3Q03. This growth was mainly due to increased local outgoing traffic.

Net Operating Revenue from Goods

TCO's net operating revenue from goods in 2003 amounted to R$ 301.5 million, which is 38.2% up on 2002. In 4Q03, the company's net operating revenue from goods grew 48.7% in relation to 3Q03, due to intensive sales activity in the period.

Subscriber and Usage Revenue

TCO's subscriber and usage revenue in 2003 was R$ 1,286.7 million, which is 23.7% higher in relation to 2002. In 4Q03, subscriber and usage revenue grew 8.0% compared with 3Q03 mainly due to greater usage of services.

Interconnection Revenue

TCO's interconnection revenue in 2003 increased 19.6% in relation to 2002, in spite of the impact of the Bill & Keep rules, beginning in 3Q03, which represented 1.9% of the net operating revenue from services.

Other Revenues and Revenue from Data Services

Other service revenue showed substantial growth in 2003 with a total R$ 40.3 million. In 4Q03 revenue from data services represented 42.2% of the revenue from other services, mainly due to the nationwide campaigns related to users of SMS ( Short Message Service ), WAP and 1xRTT.

Operating Costs
R$ million	4Q03	3Q03	Δ %	4Q02	Δ %	2003	2002	Δ %
Personnel	(41.2)	(29.9)	37.8%	(21.9)	88.1%	(119.9)	(80.0)	49.9%
Cost of services rendered	(78.2)	(76.7)	2.0%	(78.9)	-0.9%	(334.0)	(283.5)	17.8%
Connection means	(8.9)	(9.7)	-8.2%	(6.5)	36.9%	(36.9)	(32.3)	14.2%
Interconnection	(21.9)	(28.1)	-22.1%	(38.7)	-43.4%	(147.1)	(142.7)	3.1%
Rents / Insurance / Condominium fees	(4.1)	(3.6)	13.9%	(3.2)	28.1%	(13.7)	(10.1)	35.6%
Fistel and other fees and contributions	(33.5)	(22.0)	52.3%	(18.6)	80.1%	(85.0)	(60.1)	41.4%
Third-party services	(7.3)	(11.1)	-34.2%	(8.9)	-18.0%	(40.1)	(28.8)	39.2%
Others	(2.5)	(2.2)	13.6%	(3.0)	-16.7%	(11.2)	(9.5)	17.9%
Cost of goods sold	(163.8)	(96.5)	69.7%	(121.2)	35.1%	(413.9)	(313.9)	31.9%
Sales of services	(78.6)	(66.1)	18.9%	(58.2)	35.1%	(256.5)	(182.8)	40.3%
Provision for doubtful debtors	(8.8)	(13.9)	-36.7%	(9.1)	-3.3%	(47.1)	(37.3)	26.3%
Marketing	(16.3)	(10.5)	55.2%	(10.6)	53.8%	(48.1)	(34.0)	41.5%
Commissions	(23.1)	(17.5)	32.0%	(13.4)	72.4%	(64.5)	(39.9)	61.7%
Third-party services	(19.5)	(17.4)	12.1%	(22.2)	-12.2%	(57.9)	(61.6)	-6.0%
Others	(10.9)	(6.8)	60.3%	(2.9)	275.9%	(38.9)	(10.0)	289.0%
General and administrative expenses	(28.7)	(24.6)	16.7%	(24.8)	15.7%	(104.1)	(81.8)	27.3%
Other operating revenue (expenses)	9.3	-	n.a.	(4.3)	n.a.	11.9	(13.1)	n.a.
Total operating costs not including depreciation or amortization	(381.3)	(293.8)	29.8%	(309.3)	23.3%	(1,216.5)	(955.1)	27.4%
Depreciation and amortization	(43.5)	(54.6)	-20.3%	(43.9)	-0.9%	(194.8)	(158.4)	23.0%
Total Operating Costs	(424.8)	(348.4)	21.9%	(353.2)	20.2%	(1,411.3)	(1,113.5)	26.7%

Cost of Personnel
In 2003 TCO's Cost of Personnel increased 49.9% in relation to 2002 due to the contract signed in December 2003, retroactive to November 1st, which saw a linear increase of 7.5% in line with inflation. Moreover this cost was impacted by end-year and long-service bonuses for employees.

Cost of services rendered	In 4Q03, the cost of the services provided by TCO increased 2.0% due mainly to the 52.3% rise in Fistel tax, which was levied on net additions and was raised by 97.3% in 4Q03 in relation to 3Q03.

Cost of Goods Sold	In 4Q03, the company's cost of goods sold increased 69.7% in relation to 3Q03 due mainly to the 97.3% growth in net additions in the period.

Sales of services
In 4Q03, commercialization of services expenses increased 18.9% in relation to 3Q03 due mainly to higher marketing expenses during Christmas campaigns and higher expenses for commissions paid to dealers, in proportion to gross additions .

Bad Debt
Default, which is provisioned 90 days after due date, reached 1.9% of gross operating income in 2003. The default level for the quarter was 1.2% of gross operating income, which is 1.0 percentage points lower than in 3Q03. The company has been working to maintain the quality of its post-paid clients base and the strategy for control of credit de to resellers and corporate clients adopted by Grupo Vivo.

EBITDA	In 4Q03 TCO's EBITDA was R$ 171.2 million 18.8% less in relation to 3Q03 due to increased sales activity in the period. Its EBITDA margin reached 31.0%, thus remaining steady in relation to 4Q02.

Depreciation and Amortization	The increase of 23.0% in depreciation, in relation to 2002 is due mainly to adjusting amortization of the NBT license to the concession period and to investments in Property, Plant and Equipment. As of January 1, 2003, the lifetime of exchange equipment was reduced by 2 years in an attempt to adapt to operational realities, and this effect led to an increase of R$ 3.2 million for the year of 2003.

Financial Result
R$ million	4Q03	3Q03	Δ %	4Q02	Δ %	2003	2002	Δ %
Financial Income	48.7	48.0	1.5%	19.0	156.3%	288.2	230.4	25.1%
Exchange rate variation	8.0	(6.3)	n.a.	1.3	515.4%	79.8	3.0	2650.0%
Gain from derivatives	-	-	0.0%	(38.8)	n.a.	-	68.5	n.a.
Other financial income	48.8	56.6	-13.8%	57.6	-15.3%	228.4	168.2	35.8%
(-) PIS/Cofins taxes on financial income	(8.1)	(2.3)	252.2%	(1.1)	636.4%	(20.0)	(9.2)	117.4%
Financial Expenses	(163.8)	(20.0)	719.0%	(45.7)	258.4%	(308.8)	(321.1)	-3.8%
Exchange rate variation	(5.9)	0.4	n.a.	39.8	n.a.	(3.4)	(126.9)	-97.3%
Losses from Derivatives	(7.9)	(2.6)	203.8%	(3.0)	163.3%	(92.6)	(3.5)	-96.2%
Interest on shareholders equity	(132.2)	-	n.a.	(53.8)	145.7%	(132.2)	(94.6)	39.7%
Other financial expenses	(17.7)	(17.8)	-0.6%	(28.7)	-38.3%	(80.5)	(96.1)	-16.2%
Net Financial revenue (expense)	(115.1)	28.0	n.a.	(26.7)	331.1%	(20.6)	(90.7)	-77.3%

Financial Result
TCO's Net Financial Result for 2003 improved, mainly due to the significant increase in the financial revenues that reflected the increase in the effective CDI rate, which was 23.25% in 2003, against the effective 19.11% CDI rate registered in 2002 . In 4Q03, the company's Net Financial Expenses was R$ 115.1 million compared to net Financial Income of R$ 28.0 million in 3Q03. The Net Financial Expenses in 4Q03 was due mainly to the distribution of interest on its own capital and the reduction in the CDI rate, which in 4Q03 recorded an accumulated effective rate of 4.40%, against the 5.61% rate recorded in 3Q03.

Loans and financing
R$ million	Dec 31, 2003
	Denominated in foreign currency	Denominated in R$
Financial institutions	173.9	174.3
Total	173.9	174.3
R$ million	Dec 31, 2003	Sep 30, 2003	Dec 31, 2002
Short-term	135.1	153.7	325.0
Long-term	213.1	250.9	302.8
Total Debt	348.2	404.6	627.8
Cash and financial investments	972.1	995.8	158.5
Securities / debentures, net	-	-	712.1
Derivatives	(15.0)	(13.9)	51.5
Net debt	(608.9)	(577.3)	(294.3)
Long-term debt repayment schedule
R$ million	Denominated in foreign currency	Denominated in R$
2005	39.0	49.6
2006	39.0	42.2
After 2006	-	43.3
Total	78.0	135.1

Indebtedness	TCO's loans and financing debt on December 31, 2003, amounted to R$ 348.2 million (against R$ 627.8 million on December 31, 2002) with 49.9% of it denominated in foreign currency (90.7% in US dollar and 9.3% in BNDES indexed currency basket). At the end of the period, 100% of the portion denominated in US dollars was hedged in derivative transactions. 99% of the total amount denominated in foreign currency was hedged by derivatives. This debt was offset by cash holdings (R$ 24.7 million), financial investments (R$ 947.4 million) and derivative assets and liabilities (R$ 15.0 million payables), resulting in a net cash position of R$ 609.0 million, characterizing a position of financial flexibility.

Investment	During the year 2003, R$ 207.6 million was invested in Property, Plant and Equipment, mainly projects for improving or expanding capacity of services provided. This period also featured investment in the introduction of a new superimposed CDMA (1xRTT) technology network. In accordance with article 196 of Law No. 6404/76, the management will be submitting a capital increase proposal to the Shareholders General Meeting in relation to the company and its controlled companies in the amount of R$ 395.1 million for the fiscal year 2004.

Operating Cash Flow	The increased Operating Cash Flow shows that TCO has funds generated by operation in sufficient quantity to implement its capital investment program. Much of the year's capital investment was concentrated in 4Q03 with a fall in Operating Cash Flow in relation to 3Q03. However, comparing 2003 with 2002, Operating Cash Flow showed an increase of 19.8%, reaching R$ 534.8 million.

Subsequent Events	On February 6th, 2004, Anatel authorized a maximum increase of 6.99% for the Basic Plan basket of tariffs in all states covered by TCO. The Company will be analyzing market conditions and if it decides to pass on the increase, will publish the new tariffs in the publications of record of its carriers and the major newspapers. Furthermore, Anatel authorized an increase in the interconnection tariff (VU-M) of 8.423% for carriers in TCO's 7 Area acting in the Federal District and the states of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia and Acre, and an increase 6.765% for NBT, which corresponds to TCO's the 8 Area and covers the states of Amapá, Amazon, Maranhão, Pará and Roraima. These increases were published in the official federal gazette on February 9th, 2004. The new VU-M charges are shown in the table below:

Operation	Current VUM	Net increased VUM	Δ %
TCO 7 Area (DF, GO, TO, MT, MS, RO and AC)	0.3609	0.39130	8.423%
TCO 8 Area (NBT)	0.3679	0.39279	6.735%

On February 12, 2004, TCO published the approval by its Administrative Council of an increase in TCO's capital stock. The fiscal benefit resulting from the amortization of the premium due to this corporate restructuring represents credit for its controlling company, Telesp Celular Participações S.A. This credit shall be used to increase the Company's capital stock. The total value of the capital stock increase and the subscription of shares is R$ 19,077,555.92, with the issue of 2,247,061,946 new common shares, with no par value, at a subscription price of R$ 8.49 per 1,000 common shares and maintaining the preferential subscription rights established in article 171 of Law number 6,404/76. The subscription period begins on February 13, 2004 and ends on March 15, 2004. Any funds resulting from the exercise of preferential rights will be credited to Telesp Celular Participações S.A.

Tables below: Table 1: TCO - Consolidated Income Statement. Table 2 and 3: TCO - Consolidated Balance Sheet

Contacts:	Ronald Aitken ronald.aitken@vivo.com.br (11) 5105-1172	Fabiola Michalski fmichalski@vivo.com.br (11) 5105-1207

Information available on website: http://www.tco.com.br/vivo

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: TCO - CONSOLIDATED INCOME STATEMENT
(Accounts in accordance with Brazilian law )

R$ million	4Q03	3Q03	4Q02	Accumulative
				2003	2002

Total gross operating revenue	707.6	637.2	569.8	2,487.3	1,982.3
Deductions from gross operating revenue	(155.1)	(132.6)	(122.4)	(528.4)	(410.2)
Net operating revenue from service	435.0	425.6	373.3	1,657.4	1,353.9
Net operating revenue from goods	117.5	79.0	74.1	301.5	218.2
Net operating revenue	552.5	504.6	447.4	1,958.9	1,572.1
Operating costs	(381.3)	(293.8)	(309.3)	(1,216.5)	(955.1)
Personnel	(41.2)	(29.9)	(21.9)	(119.9)	(80.0)
Cost of services rendered	(78.2)	(76.7)	(78.9)	(334.0)	(283.5)
Cost of Goods Sold	(163.8)	(96.5)	(121.2)	(413.9)	(313.9)
Sales of services	(78.6)	(66.1)	(58.2)	(256.5)	(182.8)
General and administrative expenses	(28.7)	(24.6)	(24.8)	(104.1)	(81.8)
Other operating revenue (expenses)	9.3	-	(4.3)	11.9	(13.1)
Result before depreciation, amortization, financial result, tax and equity equivalent – EBITDA	171.2	210.8	138.1	742.4	617.0
Depreciation and Amortization	(43.5)	(54.6)	(43.9)	(194.8)	(158.4)
Result before financial result, tax and equity equivalent – EBIT	127.7	156.2	94.2	547.6	458.6
Net Financial Result	(115.1)	28.0	(26.7)	(20.6)	(90.7)
Operating result	12.6	184.2	67.4	527.1	367.9
Non-operating revenue / expenses	(3.5)	(3.8)	4.3	(6.4)	4.3
Result before taxes	9.1	180.4	71.7	520.7	372.2
Income tax and social contribution	(1.7)	(64.1)	(24.9)	(181.1)	(131.5)
Minority interest	(2.5)	(2.1)	(1.6)	(8.5)	(6.1)
Reversal of interest on own capital	132.2	-	53.8	132.2	94.6
Net income (loss) in the period	137.1	114.2	99.0	463.4	329.2

TABLE 2: TCO - CONSOLIDATED BALANCE SHEET
(Accounts in accordance with Brazilian law )

	31/Dec/2003	31/Dec/2002
ASSETS
Current Assets	1,618	1,313
Available	972	158
Net accounts receivable	398	228
Credit with companies in the group	-	-
Inventories	79	48
Deferred tax and tax credit	150	120
Prepaid expenses	12	2
Debentures	-	712
Other assets	6	44

Long-term receivables	113	120
Deferred and recoverable taxes	55	48
Derivatives transactions	-	15
Other assets	58	57

Permanent Assets	922	931
Investment	4	8
Net property, plant and equipment	891	891
Deferred	27	32

Total Assets	2,654	2,365

TABLE 3: TCO - CONSOLIDATED BALANCE SHEET
(Accounts in accordance with Brazilian law)

	31/Dec/2003	31/Dec/2002
LIABILITIES
Current Liabilities	731	715
Personnel, social security charges / benefits	20	12
Suppliers and consignment	276	154
Taxes, fees and contributions	133	108
Interest on own capital and dividends	135	100
Loans and financing	135	325
Derivatives transactions	9	2
Other liabilities	22	14

Long-term Liabilities	342	407
Loans and financing	213	303
Contingency provisions	109	99
Provisions for pension plan	3	-
Taxes, fees and contributions	10	4
Derivatives transactions	6	-
Other liabilities	1	1

Minority interest	25	24

Shareholders' Equity	1,556	1,218
Capital stock	570	534
Capital reserve	114	114
Surplus reserve	655	322
Retained earnings	265	297
Treasury stock	(49)	(49)

Total Liabilities	2,654	2,365

Glossary

Financial Terms:

EBIT – Operating result before interest and taxes.
EBITDA – Operating result before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA / Net Operating Income.
CAPEX – Capital Expenditure
Operating Cash Flow = Accrued EBITDA – Accrued CAPEX.
Subsidy = (net income from goods – cost of goods sold + discounts given by suppliers) / gross additions
PDD – Provision for doubtful debtors. A concept in accounting that measures the provision made for accounts receivable due for more than 90 days.
Net debt = Gross debt – cash – financial investments – securities – active derivative transactions + passive derivative transactions
Debt / EBITDA – Index which evaluates the Company's ability to pay its debt with the generation of operating cash in a one-year period.
NE – Net Equity
Net debt/ (Net debt + NE) – Index which measures the Company's financial leverage.
Current Capital (Short-term capital) = Current assets – Current liabilities
Working capital = Current Capital – Net Debt

Technology and Services

CDMA – (C ode Division Multiple Access ) – Aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain.
1XRTT – ( 1x Radio Transmission Technology) – 2.5G technology, an evolution of CDMA technology which represents one of the steps towards 3G technology and allows data transmission at up to 144 kbps and the offer of a scope of new services.
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1XRTT technology.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications ( WML script ).
SMS – Short Message Service – Short text message service for cellular handsets, allowing customers to send and receive alphanumerical messages.

Operating indicators:

Customers – Number of wireless lines in service.
Gross additions – Total of new customers acquired in the period.
Net additions = Gross Additions – Reduction in number of customers
Market share = Company's total number of customers / number of customers in its operating area
Net additions market share : participation of estimated net additions in the operating area.
Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area
Churn rate – Percentage measuring the number of inactive customers during a specific time period, relative to the average number of active customers in the same period = number of customers lost in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)
ARPU (Average Revenue per User) – net income from services per month / monthly average of customers in the period
Blended ARPU – ARPU of the total customer base (contract + postpaid)
Contract ARPU – ARPU of postpaid service users
Prepaid ARPU – ARPU of prepaid service users
MOU (minutes of use) – monthly average, in minutes, of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU – MOU of postpaid service users
Pretpaid MOU – MOU of prepaid service users
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.